 **Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

<u>SOUTHWESTERN ENERGY ANNOUNCES TWO-FOR-ONE STOCK SPLIT</u>

Houston, Texas – February 28, 2005…Southwestern Energy Company (NYSE: SWN) today announced that, subject to shareholder approval of an increase in its authorized shares, its Board of Directors has approved a two-for-one stock split. Shareholders will be asked to approve an amendment to the company's certificate of incorporation to increase the number of authorized common shares from 75 million shares to 250 million shares at the company's annual meeting of stockholders on May 11, 2005. As of February 28, 2005, Southwestern had approximately 36.5 million shares of common stock outstanding.

"The stock split reflects the Board's confidence that our strategy is continuing to deliver value for our shareholders," stated Harold M. Korell, President and Chief Executive Officer of Southwestern. "Our operational results in our E&P business over the past few years have been outstanding, thanks to our creative people and our focus on adding value for each dollar we invest. We look for these results to continue in 2005 and beyond."

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: Greg D. Kerley   Brad D. Sylvester, CFA
**   Executive Vice President   Manager, Investor Relations**
**   and Chief Financial Officer   (281) 618-4897**
**   (281) 618-4803**

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the timing and extent of the company's success

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in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices (including regional basis differentials), the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, and any other factors listed in the reports filed by the company with the Securities and Exchange Commission (the "SEC"). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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